RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED
2008 APR 18 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

[redacted]

08001997

April 14, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 14, 2008 intimating about disclosures with respect to acquisition of equity shares of the Company

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

PROCESSED
APR 2 2 2008
THOMSON FINANCIAL

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 14, 2008

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub.: Disclosures under:

Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 and;
Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose herewith the following disclosures, as received from Morgan Stanley & Company International plc.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 14, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub.: Disclosures under:

Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 and;
Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose herewith the following disclosures, as received from Morgan Stanley & Company International plc.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

Annexure A

DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997		
Name of the Target company	**Reliance Energy Limited**	
Date of reporting	April 14, 2008	
Name of the stock exchanges where the shares of the target company are listed	1. National Stock Exchange of India Limited 2. Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers and PACs with them~~	1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd 2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd	
Date of acquisition /~~sale~~	April 8, 2008	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	April 8, 2008	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	Open Market	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/sale	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/sale	11,587,152	4.8988%
(b) Shares/voting rights acquired/~~sold~~	461,563	0.1951%
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	12,048,715	5.0939%
Paid up capital/total voting capital of the target company before the said acquisition	23,47,50,262 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	23,47,50,262 Equity Shares of Rs. 10 each	

Note:
1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 14, 2008

Annexure B

Form A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (1) and 13 (6)]

Regulation 13 (6) - Details of acquisition of 5 % or more shares in a listed company, Reliance Energy Limited

Name & Address of shareholder with telephone number	Shareholding prior to acquistion	No. & % of shares / voting rights acquired	Date of receipt of allotment / advice. Date of acquistion (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No of the TM	Exchange on which trade was executed	Buy quantity	Buy value (in Rs.)
1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd	1,15,87,152 (4.8988%)	461,563 (0.1951%)	April 8, 2008	April 10, 2008	Market Purchase	1,20,48,715 (5.0939%)	Morgan Stanley India Co. P. Ltd.	BSE	87,000	10,07,26,101.62
							SEBI Regn No.: BSE : INB011054237	NSE	428,000	49,70,27,771.32
2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd							NSE : INB231054231		515,000	59,77,53,872.94
							UBS Securities India Pvt Ltd SEBI Regn no: NSE : INB230951431	NSE	(53,347)	(6,11,86,590.60)
								NET	**461,563**	**53,65,67,282.34**

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Date: April 14, 2008

RELIANCE Energy
Anil Dhirubhai Ambani Group

RECEIVED
2008 APR 18 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

April 15, 2008

SUPPL

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated April 15, 2008 on convening the board meeting of the company for the approval of Audited Financial Results of the Company for the year ended March 31, 2008 and to recommend payment of dividend, if any.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 15, 2008

The Manager,
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Audited Financial Results for the year ended March 31, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, April 28, 2008, inter alia, to consider and approve the Audited Financial Results of the Company for the year ended March 31, 2008 and to recommend payment of dividend, if any

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel +91 22 3009 9999
Fax +91 22 3009 9775
www.rel.co.in

April 15, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Audited Financial Results for the year ended March 31, 2008**

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, April 28, 2008, inter alia, to consider and approve the Audited Financial Results of the Company for the year ended March 31, 2008 and to recommend payment of dividend, if any

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END